Exhibit 99.1
ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,994	$9,166
Trade receivables, net	5,844	7,031
Prepaid expenses and other account receivables	1,289	663
Totalcurrent assets	17,127	16,860

LONG-TERM ASSETS:
Other assets	159	155
Deferred taxes, net	1,950	2,340
Severance pay fund	4,226	3,770
Property and equipment, net	1,300	1,214
Intangible assets, net	2,105	2,778
Goodwill	30,929	30,929
Total long-term assets	40,669	41,186

Total assets	$57,796	$58,046

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2017	2016
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	$824	$375
Payment obligation related to acquisitions	-	271
Deferred revenues	12,571	10,676
Employees and payroll accruals	4,429	4,741
Accrued expenses and other current liabilities	1,812	2,021
Liability presented at fair value	300	-

Total current liabilities	19,936	18,084

LONG-TERM LIABILITIES:
Other liabilities	295	277
Deferred revenues	1,923	1,438
Liability presented at fair value	-	512
Accrued severance pay	5,801	5,027

Total long-term liabilities	8,019	7,254

SHAREHOLDERS' EQUITY:

Share capital - ordinary shares of NIS 0.4 par value -	1,946	1,921
Authorized: 32,500,000 shares at June 30, 2017 and December 31, 2016; Issued and outstanding: 17,062,445 shares at June 30, 2017 and 16,841,238 shares at December 31, 2016
Additional paid-in capital	151,554	149,716
Accumulated other comprehensive loss	(1,077)	(1,013)
Accumulated deficit	(122,582)	(117,916)
Total shareholders' equity	29,841	32,708

Total liabilities and shareholders' equity	$57,796	$58,046

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and shares in thousands, except per share data

	Six months ended
	June 30,
	2017	2016
	Unaudited
Revenues:

Software licenses	$13,164	$13,539
Maintenance and services	14,180	12,433
Total revenues	27,344	25,972

Operating expenses:
Cost of software license	613	1,267
Cost of maintenance and services	3,912	3,112
Research and development	6,799	6,792
Selling and marketing	16,655	17,847
General and administrative	2,501	2,308
Impairment of acquisition-related intangible assets	-	2,132
Total operating expenses	30,480	33,458

Operating loss	(3,136)	(7,486)
Financial income (expenses), net	(58)	80
Loss before income taxes	(3,194)	(7,406)
Income tax benefit (taxes on income)	(1,472)	957
Net loss	$(4,666)	$(6,449)

Basic and diluted net loss per share	$(0.28)	$(0.39)
Weighted average number of shares used in computing basic net and diluted loss per share	16,951	16,671

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited

Net loss	$(4,666)	$(6,449)

Other comprehensive income (loss):

Cash flow hedges:

Changes in unrealized gains	311	91
Reclassification adjustments for gains included in net loss	(205)	(16)

Net change	106	75

Foreign currency translation adjustment	(170)	(25)

Net change in accumulated comprehensive loss	(64)	50

Comprehensive loss	$(4,730)	$(6,399)

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited
Cash flows activities:
Net loss	$(4,666)	$(6,449)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	239	237
Stock based compensation	1,650	1,922
Amortization of intangible assets	673	1,393
Impairment of acquisition-related intangible assets	-	2,132
Accretion of payment obligation	-	(12)
Change in:
Accrued severance pay, net	318	111
Trade receivables	1,207	(2,714)
Other accounts receivable and prepaid expenses	(527)	(491)
Other long term assets	(1)	179
Trade payables	434	397
Deferred revenues	2,166	1,262
Employees and payroll accruals	(315)	1,138
Accrued expenses and other current liabilities	(181)	49
Liabilities presented at fair value	(219)	(86)
Tax benefit related to exercise of stock options	-	44
Change in deferred taxes, net	406	(1,196)
Net cash provided by (used in) operating activities	1,184	(2,084)

Cash flows from investing activities:
Purchase of property and equipment	(320)	(340)
Net cash used in investing activities	(320)	(340)

Cash flows from financing activities:
Proceeds from exercise of stock options	213	155
Payment of contingent consideration	(271)	(1,239)
Tax benefit related to exercise of stock options	-	(44)
Net cash used in financing activities	$(58)	$(1,128)
Foreign currency translation adjustments on cash and cash equivalents	22	(51)

Increase (decrease) in cash and cash equivalents	828	(3,603)
Cash and cash equivalents at the beginning of the year	9,166	12,522

Cash and cash equivalents at the end of the year	$9,994	$8,919

Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	1,204	563
Supplemental disclosure of non- cash investing activities:
Issuance of shares related to acquisition	-	224

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") develops, markets, sells and supports data integration and “Big Data” management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations, and the cloud. In addition, the Company provides maintenance, consulting, and other related services for its products.
The Company has wholly-owned subsidiaries in the United States, United Kingdom, Hong-Kong and Israel. The Company's subsidiaries are engaged primarily in sales and marketing.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheet at December 31, 2016 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2016, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission ("SEC") on March 1, 2017, as amended on Form 20-F/A, filed with the SEC on March 6, 2017 (collectively, the "Annual Report"). The significant accounting policies applied in the Company’s audited 2016 consolidated financial statements and notes thereto included in the Annual Report  are applied consistently in these financial statements. Results for the six months ended June 30, 2017 are not necessarily indicative of results that may be expected for the year ending December 31, 2017.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.	Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Impact of recently issued accounting standards not yet adopted:

1.
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", which amends the existing accounting standards for revenue recognition. The FASB has recently issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and on identifying performance obligations. The Company plans to adopt the new standard effective January 1, 2018.

The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (the so-called "full retrospective method"), or retrospectively with the cumulative effect of initially applying the new standard recognized at the date of initial application (the so-called "modified retrospective method"). The Company currently anticipates adopting the new standard using the modified retrospective method. The Company is continuing to evaluate the impact that the standard will have on its consolidated financial statements and related disclosures.

2.
In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business", which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. This guidance will be effective for the Company in the first quarter of 2018 on a prospective basis, and early adoption is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

3.
In January 2017, the FASB issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04”), which eliminates step two from the goodwill impairment test. Under ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. This guidance will be effective for the Company in the first quarter of 2020 on a prospective basis, and early adoption is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	FAIR VALUE MEASUREMENTS

The FASB issued Accounting Standards Codification ("ASC") No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), which defines fair value and establishes a framework for measuring fair value. According to ASC No. 820, fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2:	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3:	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company measures the contingent payment obligations payable, if any, in connection with its acquisitions of businesses or entities ("Contingent Considerations"), foreign currency derivative contracts and other derivative instruments at fair value. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Contingent Considerations related to acquisitions and liabilities presented at fair value are classified within Level 3 as the valuation inputs are based on significant inputs not observable in the market. See also Note 5 below.

There have been no transfers between fair value measurements levels during the six months ended June 30, 2017.

The below table sets forth the Company's assets and liabilities that were measured at fair value as of June 30, 2017 and December 31, 2016 by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-        FAIR VALUE MEASUREMENTS (Cont.)

	June 30, 2017 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets:

Foreign exchange contracts	-	$99	-	$99

Total assets	-	$99	-	$99

Liabilities:

Liabilities presented at fair value	-	-	$300	$300

Total liabilities	-	-	$300	$300

	December 31, 2016 (audited)
	Level 1	Level 2	Level 3	Total
Liabilities:

Contingent Considerations related to acquisitions	-	-	$271	$271
Foreign exchange contracts	-	$7	-	$7
Liability presented at fair value	-	-	$512	$512

Total liabilities	$-	$7	$783	$790

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2017	$783

Cash settlements	(271)
Changes in fair value recognized in expenses	(212)

Total fair value as of June 30, 2017 (unaudited)	$300

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	OTHER INTANGIBLE ASSETS, NET

Net other intangible assets consisted of the following:

	Weighted average amortization	June 30,	December 31,
	period	2017	2016
	(years)	Unaudited
Original amount:

Core technology	4.74	$13,384	$13,384
Customer relationships	5.84	1,981	1,981
Non-competition agreement	4	224	224

		15,589	15,589
Accumulated amortization and impairment charges:

Core technology		7,589	6,977
Customer relationships		1,577	1,544
Non-competition agreement		196	168
Impairment of acquisition-related intangible assets (*)		4,122	4,122

		9,362	8,689
Other intangible assets, net:

Core technology		1,876	2,488
Customer relationships		201	234
Non-competition agreement		28	56

		$2,105	$2,778

 The estimated future amortization expense of other intangible assets as of June 30, 2017 for the years ending December 31:

2017	$673
2018	943
2019	415
Thereafter	74

$2,105

(*)
In 2016, the Company recorded a $4,122 impairment charge on developed technology. This impairment was based upon forecasted discounted cash flows which considered delayed sales trends with longer than expected sales cycles of Appfluent products, which the Company believes is primarily due to the innovative nature of this solution.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	LIABILITY PRESENTED AT FAIR VALUE

The Company entered into a Loan Agreement with Plenus Technologies Ltd. ("Plenus" or the "Lender"), on January 31, 2007 (as amended on March 30, 2009 and September 4, 2011, the "Loan Agreement"). According to the Loan Agreement  if, during the period between March 19, 2009 and December 31, 2017, the Company enters into a "Fundamental Transaction" (which is defined in the Loan Agreement to include various types of change of control transactions), then the Lender shall be entitled to the following: (i) in the cases of merger or acquisition of shares, an amount equal to 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders, or (ii) in the case of the sale of substantially all of the Company's assets, an amount equal to 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the "aggregate proceeds" shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction. During such period, the Lender may elect to receive $300 in cash in lieu of such contingent payment right.

The Company accounted for the above mentioned contingent payment right as a liability presented at fair value on the balance sheet, which was marked to market at each reporting period. As of June 30, 2017 and December 31, 2016, the liability amounted to $300 and $512, respectively. The fair value of this liability was performed by a third party valuation firm using the Binomial Model for options valuation, based on assumptions provided by management.

NOTE 6:-	DERIVATIVES AND HEDGING ACTIVITIES

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging" ("ASC No. 815"). ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

According to ASC No. 815, for derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	DERIVATIVES AND HEDGING ACTIVITIES (Cont.)

The Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS"). As of June 30, 2017, the fair value of the Company's outstanding hedging contracts that were designated as hedging instruments was recorded as an asset of $99, included in the balance sheet within "Other accounts receivable and prepaid expenses". As of December 31, 2016, the fair value of the Company's outstanding hedging contracts that were designated as hedging instruments was recorded as liability of $7, included in the balance sheet within "Accrued expenses and other current liabilities". The Company measured the fair value of these hedging contracts in accordance with ASC No. 820, and they were classified as Level 2. Net income (loss) from hedging transactions recognized in financial expenses, net during the first six months of 2017 and 2016 was ($2) and $3, respectively.

As of June 30, 2017 and December 31, 2016, the notional principal amount of the hedging contracts to sell U.S. dollars held by the Company was $2,873 and $4,963, respectively.

As of June 30, 2017 and December 31, 2016, there were no hedging contracts that were not designated as hedging instruments.

NOTE 7:-        FINANCIAL INCOME (EXPENSES), NET

	Six months ended June 30,
	2017	2016
	Unaudited
Financial income:

Revaluation of liabilities presented at fair value	$212	$86
Hedging	-	3
Exchange rate differences	167	100

	379	189
Financial expenses:

Hedging	(2)	-
Exchange rate differences	(364)	(29)
Interest and bank charges	(71)	(57)
Accretion of contingent consideration	-	(23)

	(437)	(109)

Total financial income (expenses), net	$(58)	$80